

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Manavendra S. Sial
Executive Vice President and Chief Financial Officer
SUNPOWER CORP
4353 North 1st Street, Suite 100
San Jose, California 95134

   Re: SUNPOWER CORP
   Form 10-K for the Year Ended December 29, 2019
   Form 8-K furnished on May 7, 2020
   File No. 001-34166

Dear Mr. Sial:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing